FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2006

Commission File Number: 333-129217

VIMICRO INTERNATIONAL CORPORATION

15/F Shining Tower

No. 35 Xueyuan Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- N/A

VIMICRO INTERNATIONAL CORPORATION

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMICRO INTERNATIONAL CORPORATION

By:	/s/ John Zhonghan Deng
Name:	John Zhonghan Deng
Title:	Chairman and Chief Executive Officer

Date: July 17, 2006

Exhibit 99.1

Contact:

Deborah Stapleton/Maria Riley

Stapleton Communications Inc.

650-470-0200

deb@stapleton.com

maria@stapleton.com

Vimicro Files Annual Report and Updates Second Quarter 2006

Earnings Outlook

BEIJING – July 17, 2006 – Vimicro International Corporation (NASDAQ: VIMC), a leading fabless semiconductor company that designs and develops multimedia semiconductor products and solutions, today announced that it filed its annual report on Form 20-F for the fiscal year 2005 with the Securities and Exchange Commission. The company also announced its updated earnings outlook for its second quarter of 2006, ended June 30, 2006.

Although the company is still in the process of closing its second quarter financials, it has identified certain events that will significantly impact its second quarter financial results. The company expects to record approximately $3.6 million unanticipated costs and expenses, resulting in a negative impact on earnings per ADS of approximately $0.09.

In April 2006, the company’s auditors received two anonymous letters purportedly written by certain undisclosed shareholders. The letters included allegations relating to option grants to the company’s founders in 2004 and activities at its U.S. subsidiary five and six years ago. In response to the letters, the company’s board of directors asked its audit committee, consisting of independent, non-management directors, to conduct a review of the issues raised by the letters. After a two and one half month review, assisted by its special outside legal counsel WilmerHale, the audit committee did not find evidence to substantiate the allegations in the anonymous letters, other than with respect to a single transaction recorded by its U.S. subsidiary in 2001, which was reversed in 2002. The audit committee concluded that the impact of that transaction on the company’s prior financial statements was not material.

The audit committee shared the substance of its review with the company’s auditors. Given the extensive review performed by its audit committee, the company incurred approximately $2.3 million in professional fees ($1.76 million in the second quarter of 2006 and the remaining in the third quarter of 2006) in connection with the review, including audit fees resulting from additional audit procedures performed by the company’s auditors. The expenses incurred on this investigation will lower the company’s earnings per ADS for the second quarter by approximately $0.05.

In May 2006, the company began to sell two mobile ring-tone products at selling prices lower than their manufacturing costs. The company also encountered certain cancellations of customer purchase orders and order delays from its customers on certain other mobile phone products that caused slower sales for these products. Based on current assessments, the company will record an approximately $1.3 million inventory reserve for the products sold below cost and products that were still included in the inventory and were slow moving due to changes in customer demand in the second quarter of 2006. This will impact its gross profit by approximately 4 percent and earnings per ADS by approximately $0.03.

The company also incurred approximately $500,000 professional expenses related to a proposed secondary offering. The proposed offering has been postponed indefinitely. The entire amount will be charged to expenses in the second quarter and have an approximately $0.01 impact on the company’s earnings per ADS for the quarter.

Conference Call

Vimicro will hold a conference call to discuss its Form 20-F and updated earnings outlook for the second quarter of 2006 on Wednesday, July 19 at 2:00 p.m. Pacific time (5:00 p.m. Eastern time).

To listen to the call, please dial 517-623-4755 approximately 10 minutes prior to the start time. The pass code is: Vimicro. A taped replay will be available approximately one hour after the conclusion of the call and will remain available for one week. To access the replay, dial 203-369-3853.

The Vimicro conference call will be available via a live webcast on the investor relations section of the Vimicro website at www.vimicro.com. Access the website 15 minutes prior to the start of the call to download and install any necessary audio software.

About Vimicro International Corporation

Vimicro International Corporation is a leading fabless semiconductor company that designs, develops and markets proprietary embedded multimedia signal processing chips and solutions that enable multimedia applications for mobile phones over 2.5G/3G networks and PCs over broadband Internet. Vimicro’s ADSs, each of which represents four ordinary shares, are currently trading on the NASDAQ global market under the ticker symbol “VIMC.”

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Vimicro may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vimicro’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Vimicro’s limited history of achieving net profit; Vimicro’s growth strategies; Vimicro’s future business development, results of operations and financial condition; Vimicro’s ability to develop and sell mobile multimedia processors that meet changing consumer preferences and industry standards; decrease in the demand for Vimicro’s notebook and PC camera multimedia processors and third-party image sensors which Vimicro bundles with some of its PC camera multimedia processors; Vimicro’s ability to secure sufficient foundry capacity in a timely manner; Vimicro’s ability to maintain existing customers and attract new customers; and the expected growth of the mobile multimedia processor market. Further information regarding these and other risks is included in Vimicro’s annual report on Form 20-F and registration statement on Form F-1, as amended, filed with the Securities and Exchange Commission. Vimicro does not undertake any obligation to update any forward-looking statement, except as required under applicable law.